AFYA LIMITED ANNOUNCES RESULTS OF ANNUAL GENERAL MEETING HELD ON JUNE 5, 2024

Nova Lima, Brazil, June 5, 2024 – Afya Limited (Nasdaq: AFYA; B3: A2FY34) (“Afya” or the “Company”), the leading medical education group and medical practice solutions provider in Brazil, announced today that the resolution set out in its Notice of Annual General Meeting dated May 17, 2024 was duly passed at its Annual General Meeting held today: the approval and ratification of Afya’s financial statements and the auditor’s report for the fiscal year ended December 31, 2023.

About Afya Limited (Nasdaq: AFYA; B3: A2FY34)

Afya is a leading medical education group in Brazil based on the number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering medical practice solutions to help doctors enhance their healthcare services through their whole career. For more information, please visit www.afya.com.br.

Contact:

Investor Contact: ir@afya.com.br

IR Website: ir.afya.com.br